December 21, 2005

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-0303

Re:	HyperSpace Communications, Inc.

Schedule TO-I

Filed December 2, 2005

Ladies and Gentlemen:

We refer to the Schedule TO-I, as amended (the "filing"), of Hyperspace Communications, Inc. (the "Company"). In connection with the filing, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•

Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filing.

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please call me at (208) 893-4796.

Very truly yours,

HYPERSPACE COMMUNICATIONS, INC.

By: /s/ Brian T. Hansen

Brian T. Hansen
Vice President and General Counsel

8480 East Orchard Rd., Ste. 6600, Greenwood Village, CO 80111 P: 303.566.6500 F:303.566.6514 www.ehyperspace.com